SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                 OneWave, Inc.
---------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
---------------------------------------------------------------------------
                        (Title of Class and Securities)

                                   68272R108
---------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                             Charles Stefanidakis
                          Cambridge Technology Group
                               219 Vassar Street
                        Cambridge, Massachusetts 02139
                                (617) 876-2338
---------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   Copy to:

                           Thomas J. Dougherty, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               One Beacon Street
                          Boston, Massachusetts 02108
                                (617) 573-4800

                                April 22, 1997
---------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

           If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the
           subject of this Statement because of Rule 13d-1(b)(3) or
           (4), check the following:               (X)




                                 SCHEDULE 13D

     CUSIP No. 68272R108
---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Sundar Subramaniam
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (X)
                                                           (b)  ( )
---------------------------------------------------------------------------
       (3)  SEC USE ONLY

 ---------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS*

 ---------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          India
---------------------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF
            SHARES                         2,738,437 shares
         BENEFICIALLY        ----------------------------------------------
           OWNED BY                  (8)  SHARED VOTING POWER
            EACH
          REPORTING                             0 shares
           PERSON            ----------------------------------------------
            WITH                     (9)  SOLE DISPOSITIVE POWER

                                       2,738,437 shares
                             ----------------------------------------------
                                     (10) SHARED DISPOSITIVE POWER

                                           0 shares
---------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,738,437 shares
---------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES*                                      (X)

---------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          18.5%
---------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*

          IN
---------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!




                                 SCHEDULE 13D

     CUSIP No. 68272R108

---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Legacy Investment Partnership
---------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                           (a)  (X)
                                                           (b)  ( )
---------------------------------------------------------------------------
     (3)  SEC USE ONLY

---------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS*

---------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
---------------------------------------------------------------------------
                                   (7)  SOLE VOTING POWER
           NUMBER OF
            SHARES                      1,306,333 shares
         BENEFICIALLY        ----------------------------------------------
           OWNED BY                (8)  SHARED VOTING POWER
            EACH
          REPORTING                     0 shares
           PERSON            ----------------------------------------------
            WITH                   (9)  SOLE DISPOSITIVE POWER

                                        1,306,333 shares
                             ----------------------------------------------
                                   (10) SHARED DISPOSITIVE POWER

                                        0 shares
---------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,306,333 shares
---------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES*                                      (  )
---------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.8%
---------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*

          PN
---------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!





                                 SCHEDULE 13D

     CUSIP No. 68272R108
---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          John J. Donovan, Jr.
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (X)
                                                           (b)  ( )
---------------------------------------------------------------------------
     (3)  SEC USE ONLY

---------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS*

---------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
---------------------------------------------------------------------------
                                   (7)  SOLE VOTING POWER
           NUMBER OF
            SHARES                      0 shares
         BENEFICIALLY        ----------------------------------------------
           OWNED BY                (8)  SHARED VOTING POWER
            EACH
          REPORTING                     1,306,333 shares
           PERSON            ----------------------------------------------
            WITH                   (9)  SOLE DISPOSITIVE POWER

                                        0 shares
                             ----------------------------------------------
                                   (10) SHARED DISPOSITIVE POWER

                                        1,306,333 shares
---------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          261,266.6 shares
---------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES*                                      (X)
---------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.8%
---------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*

          IN
---------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!






                                 SCHEDULE 13D

     CUSIP No. 68272R108
---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          James H. Donovan
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (X)
                                                           (b)  ( )
---------------------------------------------------------------------------
     (3)  SEC USE ONLY

---------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS*

---------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
---------------------------------------------------------------------------
                                  (7)  SOLE VOTING POWER
           NUMBER OF
            SHARES                     0 shares
         BENEFICIALLY        ----------------------------------------------
           OWNED BY              (8)  SHARED VOTING POWER
            EACH
          REPORTING                    1,306,333 shares
           PERSON            ----------------------------------------------
            WITH                  (9)  SOLE DISPOSITIVE POWER

                                       0 shares
                             ----------------------------------------------
                                  (10) SHARED DISPOSITIVE POWER

                                       1,306,333 shares
---------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          261,266.6 shares
---------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES*                                      (X)
---------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.8%
---------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*

          IN
---------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!







                                 SCHEDULE 13D

     CUSIP No. 68272R108

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Carolyn S. Donovan
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (X)
                                                           (b)  ( )
---------------------------------------------------------------------------
     (3)  SEC USE ONLY

---------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS*

---------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
---------------------------------------------------------------------------
                                (7)  SOLE VOTING POWER
           NUMBER OF
            SHARES                   0 shares
         BENEFICIALLY        ----------------------------------------------
           OWNED BY             (8)  SHARED VOTING POWER
            EACH
          REPORTING                  1,306,333 shares
           PERSON            ----------------------------------------------
            WITH                (9)  SOLE DISPOSITIVE POWER

                                     0 shares
                             ----------------------------------------------
                                (10) SHARED DISPOSITIVE POWER

                                     1,306,333 shares
---------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          261,266.6 shares
---------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES*                                      (X)

---------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.8%
---------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*

          IN
---------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!






                                 SCHEDULE 13D

     CUSIP No. 68272R108
---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Maureen D. Lantz
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (X)
                                                           (b)  ( )
---------------------------------------------------------------------------
     (3)  SEC USE ONLY

---------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS*

---------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
---------------------------------------------------------------------------
                                 (7)  SOLE VOTING POWER
            NUMBER OF
             SHARES                   0 shares
          BENEFICIALLY        ---------------------------------------------
            OWNED BY             (8)  SHARED VOTING POWER
             EACH
           REPORTING                  1,306,333 shares
            PERSON            ---------------------------------------------
             WITH                (9)  SOLE DISPOSITIVE POWER

                                      0 shares
                              ---------------------------------------------
                                 (10) SHARED DISPOSITIVE POWER

                                      1,306,333 shares
---------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          261,266.6 shares
---------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES*                                      (X)

---------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.8%
---------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*

          IN
---------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!






                                 SCHEDULE 13D

     CUSIP No. 68272R108
---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Rebecca M. Donovan
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (X)
                                                           (b)  ( )
---------------------------------------------------------------------------
     (3)  SEC USE ONLY

---------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS*

---------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
---------------------------------------------------------------------------
                                  (7)  SOLE VOTING POWER
            NUMBER OF
             SHARES                    0 shares
          BENEFICIALLY        ---------------------------------------------
            OWNED BY              (8)  SHARED VOTING POWER
             EACH
           REPORTING                   1,306,333 shares
            PERSON            ---------------------------------------------
             WITH                 (9)  SOLE DISPOSITIVE POWER

                                       0 shares
                              ---------------------------------------------
                                  (10) SHARED DISPOSITIVE POWER

                                       1,306,333 shares
---------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          261,266.6 shares
---------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES*                                      (X)

---------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.8%
---------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*

          IN
---------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!






                                 SCHEDULE 13D

     CUSIP No. 68272R108
---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          J&S Limited Partnership
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (X)
                                                           (b)  ( )
---------------------------------------------------------------------------
     (3)  SEC USE ONLY

---------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS*

---------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
---------------------------------------------------------------------------
                                  (7)  SOLE VOTING POWER
           NUMBER OF
            SHARES                     981,978 shares
         BENEFICIALLY        ----------------------------------------------
           OWNED BY               (8)  SHARED VOTING POWER
            EACH
          REPORTING                    0 shares
           PERSON            ----------------------------------------------
            WITH                  (9)  SOLE DISPOSITIVE POWER

                                       981,978 shares
                             ----------------------------------------------
                                  (10) SHARED DISPOSITIVE POWER

                                       0 shares
---------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          981,978 shares
---------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES*                                      (  )

---------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          6.6%
---------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*

          PN
---------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!






                                 SCHEDULE 13D

     CUSIP No. 68272R108
---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Controller Corp., Inc.
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (X)
                                                           (b)  ( )
---------------------------------------------------------------------------
     (3)  SEC USE ONLY

---------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS*

---------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
---------------------------------------------------------------------------
                                 (7)  SOLE VOTING POWER
           NUMBER OF
            SHARES                    981,978 shares
         BENEFICIALLY        ----------------------------------------------
           OWNED BY              (8)  SHARED VOTING POWER
            EACH
          REPORTING                   0 shares
           PERSON            ----------------------------------------------
            WITH                 (9)  SOLE DISPOSITIVE POWER

                                      981,978 shares
                             ----------------------------------------------
                                 (10) SHARED DISPOSITIVE POWER

                                      0 shares
---------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 shares
---------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES*                                      (X)

---------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0%
---------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*

          CO
---------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!






                                 SCHEDULE 13D

     CUSIP No. 68272R108
---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          John J. Donovan, Sr.
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (X)
                                                           (b)  ( )
---------------------------------------------------------------------------
     (3)  SEC USE ONLY

---------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS*

---------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
---------------------------------------------------------------------------
                                 (7)  SOLE VOTING POWER
           NUMBER OF
            SHARES                    981,978 shares
         BENEFICIALLY        ----------------------------------------------
           OWNED BY              (8)  SHARED VOTING POWER
            EACH
          REPORTING                   0 shares
           PERSON            ----------------------------------------------
            WITH                 (9)  SOLE DISPOSITIVE POWER

                                      981,978 shares
                             ----------------------------------------------
                                 (10) SHARED DISPOSITIVE POWER

                                      0 shares
---------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          490,989 shares
---------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES*                                      (X)

---------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          3.3%
---------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*

          IN
---------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!






                                 SCHEDULE 13D

     CUSIP No. 68272R108
---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Harrington Trust Limited, as Trustee of The Appleby Trust
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                           (a)  (X)
                                                           (b)  ( )
---------------------------------------------------------------------------
     (3)  SEC USE ONLY

---------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS*

---------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
---------------------------------------------------------------------------
                                  (7)  SOLE VOTING POWER
           NUMBER OF
            SHARES                     2,722,123 shares
         BENEFICIALLY        ----------------------------------------------
           OWNED BY               (8)  SHARED VOTING POWER
            EACH
          REPORTING                    0 shares
           PERSON            ----------------------------------------------
            WITH                  (9)  SOLE DISPOSITIVE POWER

                                       2,722,123 shares
                             ----------------------------------------------
                                  (10) SHARED DISPOSITIVE POWER

                                       0 shares
---------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,722,123 shares
---------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES*                                      (  )

---------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          18.4%
---------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*

          OO
 ---------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!




PRELIMINARY NOTE

        This Schedule 13D is filed on behalf of a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), consisting of, and amends statements on
Schedule 13G filed on behalf of, Sundar Subramaniam, Legacy Investment Partnership, J&S Limited Partnership and Harrington Trust Limited, as Trustee of the Appleby Trust (together, the "Reporting Persons"). Pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of April 22, 1997 by and among the Reporting Persons and Avix Ventures, L.P., a Delaware limited partnership ("Avix"), the Reporting Persons have agreed to sell to Avix an aggregate of 7,748,871 shares (the "Shares") of common stock, par value $.001 per share (the "Common Stock"), of OneWave, Inc., a Delaware corporation (the "Company"). A copy of the Stock Purchase Agreement is filed as Exhibit A hereto.

        The Stock Purchase Agreement contemplates that until the closing of the sale contemplated thereby, and in the event that any matters are brought before the stockholders of the Company for a vote, either at the Company's annual meeting of stockholders or otherwise, the Reporting Persons shall (i) attend or decline to attend such meeting for purposes of determining the presence of a quorum thereat and (ii) vote the Shares at such annual meeting or otherwise, in each case as instructed by Avix. Therefore, as a result of the Stock Purchase Agreement and as set forth herein, the Reporting Persons and Avix have agreed to take certain actions which seek to direct or cause the direction of the management of the Company and may vote their shares of Common Stock, in a manner consistent with each other. Accordingly, the Reporting Persons and Avix may be deemed to be acting together for the purpose of acquiring, holding, voting or disposing of shares of Common Stock, within the meanings of Section 13(d)(3) of the Exchange Act and Rule 13d-5 under the Exchange Act. An Agreement to File a Joint Statement on Schedule 13D among the Reporting Persons that this Schedule 13D be filed on behalf of each of them is annexed as Exhibit B to this Schedule 13D.

ITEM 1.        SECURITY AND ISSUER

        Common stock, par value $.001 per share (the "Common Stock"), of OneWave, Inc. (the "Company"). The Company's principal executive offices are located at One Arsenal Marketplace, Watertown, MA 02172.

ITEM 2.        IDENTITY AND BACKGROUND

        (a-c) This Schedule 13D is filed on behalf of Sundar Subramaniam, Legacy Investment Partnership, a Massachusetts general partnership ("Legacy"), J&S Limited Partnership, a Massachusetts limited partnership ("J&S"), and Harrington Trust Limited, as Trustee of The Appleby Trust, a Bermuda trust (the "Trust"). The names, addresses, principal occupations and citizenship or jurisdiction of incorporation, as the case may be, of Mr. Subramaniam, Legacy, J&S and the Trust and of the partners of each of Legacy and J&S and the beneficiaries of the Trust are set forth on Exhibit C hereto.

        (d) During the last five years, none of Mr. Subramaniam, Legacy (nor, to its knowledge, the partners of Legacy), J&S (nor, to its knowledge, the partners of J&S) or the Trust (nor, to its knowledge, the beneficiaries of the Trust) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, none of Mr. Subramaniam, Legacy (nor, to its knowledge, the partners of Legacy), J&S (nor, to its knowledge, the partners of J&S) or the Trust (nor, to its knowledge the beneficiaries of the Trust) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

        (f) The citizenship or jurisdiction of incorporation, as the case may be, of each of the Reporting Persons, including each of the partners of each of Legacy and J&S and the beneficiaries of the Trust, is set forth on Exhibit C hereto.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER
               CONSIDERATION

        Not applicable.





ITEM 4.        PURPOSE OF TRANSACTION

        The Reporting Persons have made an investment decision to sell their shares of Common Stock and Avix has made an investment decision to buy such shares. In this connection, and pending the closing of the sale contemplated by the Stock Purchase Agreement, Avix desires to be involved in the management of the Company.

        In this connection, on April 24, 1997, Legacy informed the Company by letter (the "April 24 Letter") of its intent to nominate pursuant to Section 2 of Article I of the Amended and Restated By-Laws of the Company (the "By-Laws") and vote, at the next scheduled annual meeting of stockholders of the Company, for a slate of Class I Directors of the Company consisting of Mr. Lennart Mengwall, a general partner of Avix, and Mr. Kevin Azzouz, a general partner of Avix, and to adopt any amendments to the By-Laws as may be necessary to accomplish such action.

        In connection with the intentions set forth in the April 24 Letter and in this Schedule 13D, the Reporting Persons, may contact and confer periodically with the Company or others, including other stockholders of the Company, as appropriate, to discuss matters relating to the Company, including the matters the subject of the April 24 Letter, or may take any other action which will maximize the value of the Common Stock for all stockholders.

        Except as described above and in Item 6 hereof, the Reporting Persons have no present plans or proposals which relate to or would result in any transaction specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. In the future, however, the Reporting Persons reserve the right to adopt such plans or proposals.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

        The group comprised of the Reporting Persons may be deemed to have beneficial ownership of 7,748,871 shares (constituting 52.3%) of the outstanding Common Stock. The number and percentage of shares of Common Stock beneficially owned by each Reporting Person and each other person for which such disclosure is required, along with the number of shares as to which each Reporting Person and each other person for which such disclosure is required has sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition is set forth on Schedule I to this Schedule 13D, which is incorporated by reference herein.

        To the knowledge of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock owned by each of the respective Reporting Persons, except as otherwise set forth herein.

        The beneficiaries of the Trust (who exercise no voting or investment power over the shares of Common Stock held by Harrington Trust Limited, as Trustee of the Trust) are John J. Donovan, Jr., James H. Donovan, Carolyn S. Donovan, Maureen D. Lantz and Rebecca M. Donovan.

        On April 28, 1997, Sundar Subramaniam transferred 3,700 shares of Common Stock as a gift. On April 28, 1997, Legacy transferred 27,000 shares as a gift.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF
               THE ISSUER.

        Reference is made to the Preliminary Note set forth on page 2 of this Schedule 13D and to the information set forth in response to Item 4 and Item 5 of this Schedule 13D for information relating to the existence of certain contracts, arrangements, understandings or relationships among the Reporting Persons, which information is incorporated by reference herein.

        Pursuant to the Stock Purchase Agreement, the Reporting Persons have agreed, subject to certain conditions to closing, to sell 7,748,871 shares of Common Stock to Avix. Until the closing of such sale, Mr. Subramaniam, Legacy, J&S and the Trust have each agreed to vote the shares of Common Stock he or it owns in accordance with the instructions of Avix and to cooperate with Avix with respect to similar matters relating to the record ownership of such Common Stock. The nominations for election to the Board of Directors of the Company set forth in the April 24 Letter were made in furtherance of such obligation.

        John J. Donovan, Jr., James H. Donovan, Carolyn S. Donovan, Maureen D. Lantz and Rebecca M. Donovan, the general partners of Legacy (together, the "General Partners"), (i) are siblings and (ii) are beneficiaries of the Trust, the trustee of which is Harrington Trust Limited, which owns 2,722,123 shares of Common Stock. The General Partners do not have beneficial ownership of any shares of Common Stock held by the Trust within the meaning of Rule 13d-3 under the Exchange Act. Of the shares of Common Stock held by the Trust, 1,600,000 shares have been pledged by Harrington Trust Limited, as trustee, to Cambridge Samsung Partners LLC ("CSP") as a guarantee of the satisfaction of certain obligations. In addition, Sundar Subramaniam has pledged 1,600,000 shares of Common Stock to CSP as a guarantee of the satisfaction of certain obligations. As of the date hereof, CSP has the right to ownership of all such shares of Common Stock pledged to CSP by the Trust and Mr. Subramaniam. Each of Harrington Trust Limited, as trustee, and Sundar Subramaniam have pledged 45,500 shares to Private Equity Holdings, L.P. and Permal Private Equity Holdings, L.P. as guarantees of the satisfaction of certain obligations. J&S has pledged 981,978 shares of Common Stock to State Street Bank and Trust Company ("State Street") as a guarantee of the satisfaction of certain obligations. As of the date hereof, State Street has the right to ownership of any shares of Common Stock pledged to State Street.

        Other than as set forth above, there are no contracts, arrangements, understandings or relationships among the persons named in
Item 2 hereof and between such persons and any other person with respect to any securities of the Company.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

        1.     Stock Purchase Agreement.

        2.     Joint Filing Agreement of the Reporting Persons.





                                     SIGNATURE

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 2, 1997                         /s/ Sundar Subramaniam
-----------------------             --------------------------------------
Date                                Sundar Subramaniam





                                SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    LEGACY INVESTMENT PARTNERSHIP

May 2, 1997                         By:/s/ John J. Donovan, Jr.
-----------------------             --------------------------------------
Date                                   John J. Donovan, Jr.
                                       Managing Partner

May 2, 1997                         By:/s/ James H. Donovan
-----------------------             --------------------------------------
Date                                   James H. Donovan

May 2, 1997                         By:/s/ Carolyn S. Donovan
-----------------------             --------------------------------------
Date                                   Carolyn S. Donovan

May 2, 1997                         By:/s/  Maureen D. Lantz
-----------------------             --------------------------------------
Date                                   Maureen D. Lantz

May 2, 1997                         By:/s/ Rebecca M. Donovan
-----------------------             --------------------------------------
Date                                   Rebecca M. Donovan





                                SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    J&S LIMITED PARTNERSHIP

                                    By:  CONTROLLER CORP., INC.
                                         General Partner

May 2, 1997                      By:/s/ John J. Donovan, Sr.
-----------------------             --------------------------------------
Date                                   John J. Donovan, Sr.
                                       President






                                SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    HARRINGTON TRUST LIMITED, as Trust-
                                    ee of The APPLEBY TRUST

May 2, 1997                      By:/s/ Martin Phillipps
-----------------------             --------------------------------------
Date                                   Martin Phillipps
                                       Managing Director




                                                                EXHIBIT A

                        STOCK PURCHASE AGREEMENT

                                  AMONG

                    AVIX VENTURES, L.P. ("PURCHASER")

                                   AND

                            APPLEBY TRUST, BY
                  HARRINGTON TRUST LIMITED, AS TRUSTEE,

                         J&S LIMITED PARTNERSHIP,

                      LEGACY INVESTMENT PARTNERSHIP,

                    SUNDAR SUBRAMANIAM (THE "SELLERS")









                        DATED AS OF APRIL 22, 1997





                            TABLE OF CONTENTS

                                                                      Page

1.      Sale and Purchase of Shares....................................  1
        1.1       Sale and Purchase of Shares..........................  1

2.      Purchase Price and Payment.....................................  1
        2.1       Purchase Price and Payment...........................  1
        2.2       Contingent Purchase Price............................  2
        2.3       Arbitrator's Adjustment..............................  2

3.      Closing and Termination........................................  3
        3.1       Closing Date.........................................  3
        3.2       Termination of Agreement.............................  3
        3.3       Procedure Upon Termination...........................  4
        3.4       Effect of Termination................................  4

4.      Representations and Warranties of the Sellers..................  4
        4.1       Organization and Good Standing.......................  5
        4.2       Authorization of Agreement...........................  5
        4.3       Conflicts; Consents of Third Parties.................  5
        4.4       Ownership and Transfer of Shares.....................  6
        4.5       Related Party Transactions...........................  6
        4.6       No Misrepresentation.................................  6
        4.7       Litigation...........................................  7
        4.8       Financial Advisors...................................  7

5.      Representations and Warranties of Purchaser....................  7
        5.1       Organization and Good Standing.......................  7
        5.2       Authorization of Agreement...........................  7
        5.3       Conflicts; Consents of Third Parties.................  8
        5.4       Litigation...........................................  8
        5.5       Financial Advisors...................................  8
        5.6       Investment Experience, Investment
                  Intent, Etc..........................................  8

6.      Covenants......................................................  9
        6.1       Consents.............................................  9
        6.2       Other Actions........................................ 10
        6.3       No Solicitation...................................... 10
        6.4       Publicity............................................ 10
        6.5       Repayment of Loans................................... 11
        6.6       Irrevocable Proxy.................................... 11

7.      Conditions to Closing.......................................... 11
        7.1       Conditions Precedent to Obligations of
                    Purchaser.......................................... 11
        7.2       Conditions Precedent to Obligations of
                    the Sellers........................................ 12

8.      Documents to be Delivered...................................... 13
        8.1       Documents to be Delivered by the Sellers............. 13
        8.2       Documents to be Delivered by Purchaser............... 13

9.      Miscellaneous.................................................. 14
        9.1       Certain Definitions.................................. 14
        9.2       Payment of Sales, Use or Similar Taxes............... 16
        9.3       Survival of Representations and
                    Warranties......................................... 16
        9.4       Costs and Expenses................................... 16
        9.5       Specific Performance................................. 16
        9.6       Further Assurances................................... 16
        9.7       Entire Agreement; Amendments and Waivers............. 17
        9.8       Governing Law........................................ 17
        9.9       Table of Contents and Headings....................... 17
        9.10      Notices.............................................. 17
        9.11      Severability......................................... 18
        9.12      Binding Effect; Assignment........................... 18
        9.13      Sellers' Representative.............................. 19
        9.14      Counterparts......................................... 19


ANNEXES

ANNEX A                 Schedule of Sellers and Purchase Price
                          for Shares

EXHIBITS

EXHIBIT A               Form of Non-Recourse Promissory Note
EXHIBIT B               Form of Pledge Agreement

SCHEDULES

Schedule 4.4            Liens
Schedule 4.5            Related Party Transactions
Schedule 4.8            Financial Advisors




                         STOCK PURCHASE AGREEMENT

          STOCK PURCHASE AGREEMENT (the "Agreement") is made as of the 22nd day of April, 1997, by and among Avix Ventures, L.P. ("Purchaser") and Appleby Trust, by Harrington Trust Limited, as trustee, J&S Limited Partnership, Legacy Investment Partnership and Sundar Subramaniam (the "Sellers").

                               W I T N E S S E T H:

          WHEREAS, the Sellers own an aggregate of 7,748,871 shares of common stock, $.001 par value per share (the "Shares") of OneWave, Inc., a Delaware corporation (the "Company"); and

          WHEREAS, the Sellers desire to sell to Purchaser, and Purchaser desires to purchase from the Sellers, the Shares for the purchase price and upon the terms and conditions hereinafter set forth; and

          WHEREAS, certain terms used in this Agreement are defined in
Section 9.1;

          NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

                                ARTICLE I

                       SALE AND PURCHASE OF SHARES

          1.1 Sale and Purchase of Shares. Upon the terms and subject to the conditions contained herein, on the Closing Date, each Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase from each Seller, the Shares of such Seller set forth opposite such Seller's name on Annex A hereto.


                                ARTICLE II

                        PURCHASE PRICE AND PAYMENT

          2.1 Purchase Price and Payment. The purchase price for the Shares shall be an aggregate amount equal to $8,000,000 (the "Purchase Price"), subject to adjustment as provided in Section 2.3 below. The Purchase Price shall be paid as follows: (i) $3,000,000 in cash to be paid at the Closing in the form of a wire transfer, (ii) $3,000,000 to be paid in the form of a Non-Recourse Promissory Note due six months from the Closing Date substantially in the form of Exhibit A hereto and (iii) $2,000,000 to be paid in the form of a Non-Recourse Promissory Note, substantially in the form of Exhibit A hereto except that such note shall be due 36 months from the Closing Date (subject to a reduction in the maturity date as provided in Section 2.3 below). The Non-Recourse Promissory Notes will be secured by a Pledge Agreement, substantially in the form of Exhibit B hereto. The cash purchase price to be paid to each Seller shall be equal to the total purchase price multiplied by the percentage interest owned by each respective Seller (the "Seller's Percentage Interest"), as set forth opposite each Seller's name on Annex A hereto; the Non-Recourse Promissory Notes will be paid to John J. Donovan, Jr., as agent for the Sellers.

          2.2 Contingent Purchase Price. In the event that Purchaser sells any of the Shares being purchased hereunder, the Sellers shall be entitled to receive an additional payment, to be paid within ten (10) days after such sale, equal in the aggregate to (i) 15% of the proceeds, net of commissions and selling costs (the "net proceeds"), received by Purchaser in such sale in excess of $5 per share and (ii) an additional 5% of the net proceeds received by Purchaser in such sale in excess of $10 per share. In each case, (i) the Purchaser shall pay the additional payment to the Sellers either in cash or in property, depending on the type of consideration received by the Purchaser at the time such shares are sold, (ii) each individual Seller shall receive an amount equal to the total amount of the additional payment multiplied by such Seller's Percentage Interest, unless the Sellers and Purchaser mutually agree otherwise and (iii) the per share prices in the preceding sentence shall be adjusted in the event of that the Company declares and effectuates a stock dividend, stock split, reverse stock split or recapitalization. All certificates for Shares registered in the name of the Purchaser or its nominee shall bear an appropriate legend making reference to the Sellers' rights under this Section 2.2.

          2.3 Arbitrator's Adjustment. On the date which is 17 months after the Closing Date, each of Purchaser and the Sellers shall submit to James G. Nondorf or, in the event Mr. Nondorf is unable or unwilling to serve, to a successor arbitrator designated by Mr. Nondorf if he is able to do so or jointly by Purchaser and the Sellers if he is unable to do so (in either case, the "Arbitrator") such information as it or they deem relevant to an evaluation of the economic and other benefits to the Purchaser of its ownership of the Shares. In his sole discretion, based on the information submitted to him by Purchaser and the Sellers and on such other information, if any, as the Arbitrator deems relevant, the Arbitrator, by written notice to Purchaser and the Sellers, may, but is under no obligation to, (i) shorten, to a date not earlier than a date 18 months following the Closing Date, the due date of the $2,000,000 Non-Recourse Promissory Note referred to in Section 2.1(iii) above and/or
(ii) increase the amount of contingent consideration payable pursuant to
Section 2.2 above by an amount equal to up to 10% of the net proceeds received by the Purchaser in any sale of the Shares for a price in excess of $2.00 per share but less than or equal to $5.50 per share, which additional contingent consideration shall be payable when and as the contingent consideration payable pursuant to Section 2.2 shall be payable. The Arbitrator shall be free to exercise his independent discretion in determining whether any adjustment pursuant to this Section
2.3 shall be appropriate. The determination of the Arbitrator hereunder shall be final and non-appealable and shall be binding upon Purchaser and the Sellers.

                               ARTICLE III

                         CLOSING AND TERMINATION

          3.1 Closing Date. Subject to the satisfaction of the conditions set forth in Sections 7.1 and 7.2 hereof (or the waiver thereof by the party entitled to waive that condition), the closing of the sale and purchase of the Shares provided for in Section 1(A) hereof (the "Closing") shall take place at the offices of Brobeck, Phleger & Harrison, New York, New York, at 10:00 a.m., on May 15, 1997, or at such other time and place as Purchaser and the Sellers shall mutually agree. The date on which the Closing shall be held is referred to in this Agreement as the "Closing Date". At the Closing, each Seller shall deliver to Purchaser a certificate or certificates representing the Shares that Purchaser is purchasing from such Seller, against payment of the purchase price therefor by check, wire transfer, or such other form of payment as shall be mutually agreed upon by Purchaser and such Seller.

          3.2 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

          (a) At the election of Purchaser on or after June 15, 1997, if the Closing shall not have occurred by the close of business on such date, provided that Purchaser is not in default of any of its obligations hereunder;

          (b) by mutual written consent of the Sellers' Representative and Purchaser; or

          (c) by the Sellers' Representative or Purchaser if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that the parties hereto shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence).

          3.3 Procedure Upon Termination. In the event of termination and abandonment by Purchaser or the Sellers, or both, pursuant to Section 3.2 hereof, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, and the purchase of the Shares hereunder shall be abandoned, without further action by Purchaser or the Sellers. If this Agreement is terminated as provided herein each party shall redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same.

          3.4 Effect of Termination. In the event that this Agreement is validly terminated as provided herein, then each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Purchaser or any Seller; provided, however, that the obligations of the parties set forth in Section 9.4 hereof shall survive any such termination and shall be enforceable hereunder; provided, further, however, that nothing in this Section 3.4 shall relieve Purchaser or any Seller of any liability for a breach of this Agreement.

                                ARTICLE IV

              REPRESENTATIONS AND WARRANTIES OF THE SELLERS

          The Sellers hereby, jointly and not severally, represent and warrant to Purchaser that:

               4.1  Organization and Good Standing.

          If such Seller is a corporate entity, it is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. If such Seller is a partnership, it is a partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. If such Seller is a trust, it is a trust duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

          4.2 Authorization of Agreement. Such Seller has all requisite power, authority and legal capacity to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by such Seller in connection with the consummation of the transactions contemplated by this Agreement (together with this Agreement, the "Seller Documents"), and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each of the Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by such Seller and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

          4.3 Conflicts; Consents of Third Parties. (a) None of the execution and delivery by such Seller of this Agreement and the Seller Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by such Seller with any of the provisions hereof or thereof will (i) conflict with, or result in the breach of, any provision of the certificate of incorporation or by-laws or comparable organizational documents of such Seller; (ii) conflict with, violate, result in the breach or termination of, or constitute a default under any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which such Seller is a party or by which it or any of its properties or assets is bound; (iii) violate any statute, rule, regulation, order or decree of any governmental body or authority by which such Seller is bound; or (iv) result in the creation of any Lien upon the properties or assets of such Seller except, in case of clauses
(ii), (iii) and (iv), for such violations, breaches or defaults as would not, individually or in the aggregate, have a Material Adverse Effect.

          (b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of such Seller or the Company in connection with the execution and delivery of this Agreement or the Seller Documents, or the compliance by such Seller or the Company as the case may be, with any of the provisions hereof or thereof.

          4.4 Ownership and Transfer of Shares. Such Seller is the record and beneficial owner of the Shares indicated as being owned by such Seller on Annex A hereto, free and clear of any and all Liens, except for Liens described on Schedule 4.4 hereof, which Liens shall be discharged prior to Closing and evidence of such discharge shall be provided to the Purchaser. Such Seller has the power and authority to sell, transfer, assign and deliver such Shares as provided in this Agreement, and such delivery will convey to Purchaser good and marketable title to such Shares, free and clear of any and all Liens.

          4.5 Related Party Transactions. Except as set forth on Schedule
4.5 hereto, neither such Seller nor any of its Affiliates has borrowed any moneys from or has outstanding any indebtedness or other similar obligations to the Company. Except as set forth in Schedule 4.5 hereto, neither such Seller, any Affiliate of such Seller nor any officer or employee of any of them (i) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is (A) a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company,
(B) engaged in a business related to the business of the Company or (C) a participant in any transaction to which the Company is a party or (ii) is a party to any Contract with the Company.

          4.6 No Misrepresentation. No representation or warranty of such Seller contained in this Agreement or in any schedule hereto or in any certificate or other instrument furnished by such Seller to Purchaser pursuant to the terms hereof, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading.

          4.7 Litigation. There are no Legal Proceedings pending or, to the best knowledge of such Seller, threatened that are reasonably likely to prohibit or restrain the ability of such Seller to enter into this Agreement or consummate the transactions contemplated hereby.

          4.8 Financial Advisors. Except as set forth on Schedule 4.8 hereof, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for such Seller, or to the best of such Seller's knowledge, any of the other Sellers, in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

                                ARTICLE V

               REPRESENTATIONS AND WARRANTIES OF PURCHASER

          Purchaser hereby represents and warrants to the Sellers that:

          5.1 Organization and Good Standing. Purchaser is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware.

          5.2 Authorization of Agreement. Purchaser has full partnership power and authority to execute and deliver this Agreement, the Non-Recourse Promissory Notes, the Pledge Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the "Purchaser Documents"), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document have been duly authorized by all necessary partnership action on behalf of Purchaser. This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

          5.3 Conflicts; Consents of Third Parties.

          (a) Neither the execution and delivery by Purchaser of this Agreement and of the Purchaser Documents, nor the compliance by Purchaser with any of the provisions hereof or thereof will (i) conflict with, or result in the breach of, any provision of the partnership agreement of Purchaser, (ii) conflict with, violate, result in the breach of, or constitute a default under any note, bond, mortgage, indenture, license, agreement or other obligation to which Purchaser is a party or by which Purchaser or its properties or assets are bound or (iii) violate any statute, rule, regulation, order or decree of any governmental body or authority by which Purchaser is bound, except, in the case of clauses
(ii) and (iii), for such violations, breaches or defaults as would not, individually or in the aggregate, have a material adverse effect on the business, properties, results of operations, prospects, conditions (financial or otherwise) of Purchaser.

          (b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents or the compliance by Purchaser with any of the provisions hereof or thereof.

          5.4 Litigation. There are no Legal Proceedings pending or, to the best knowledge of Purchaser, threatened that are reasonably likely to prohibit or restrain the ability of Purchaser to enter into this Agreement or consummate the transactions contemplated hereby.

               5.5 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no person is entitled to any fee or commission or like payment in respect thereof.

          5.6 Investment Experience, Investment Intent, Etc.

          (a) Purchaser acknowledges that, in making the decision to purchase the Shares, it has relied solely upon independent investigations made by it and not upon any representations made by the Sellers with respect to the Company or the Shares, except for the representations and warranties of the Sellers contained in this Agreement.

          (b) Purchaser understands that the Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of the Federal and state securities laws and that the Sellers are relying, in part, upon the truth and accuracy of the representations, warranties, agreements, acknowledgements and understandings of Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of Purchaser to acquire the Shares.

          (c) Purchaser is aware that the Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may only be offered or sold pursuant to registration under the Securities Act or an available exemption or exclusion therefrom.

          (d) Purchaser is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act.

          (e) Purchaser has sufficient knowledge and experience in investing in companies similar to the Company so as to be able to evaluate the risks and merits of its investment in the Company and Purchaser is able to bear the financial risks thereof.

          (f) Purchaser is acquiring the Shares for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof.

          (g) The purchase of the Shares is consistent with the general investment objectives of Purchaser.

          (h) Purchaser acknowledges that certain of the foregoing representations and warranties can, and will, be relied upon by the Company and any transfer agent of the Company in connection with the transfer of the Shares from the Sellers to Purchaser.

                                ARTICLE VI

                                COVENANTS

          6.1 Consents. The Sellers shall use their best efforts, and Purchaser shall cooperate with the Sellers to obtain at the earliest practicable date any and all consents and approvals required to consummate the transactions contemplated by this Agreement; provided, however, that neither the Sellers nor Purchaser shall be obligated to pay any consideration therefor to any third party from whom consent or approval is requested.

          6.2 Other Actions. Each of the Sellers and Purchaser shall use its best efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

          6.3 No Solicitation. Until the Closing Date, the Sellers will not, and will use its best efforts to prevent the Company or any of the Company's directors, officers, employees, representatives or agents (collectively, the "Representatives") from, directly or indirectly, (i) discussing, negotiating, undertaking, authorizing, recommending, proposing or entering into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, business combination, purchase or disposition of any amount of the assets or capital stock or other equity interest in the Company other than the transactions contemplated by this Agreement (an "Acquisition Transaction"), (ii) facilitating, encouraging, soliciting or initiating discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnishing or causing to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction, or (iv) otherwise cooperating in any way with, or assisting or participating in, facilitating or encouraging, any effort or attempt by any other Person to do or seek any of the foregoing. The Sellers will inform Purchaser in writing immediately following the receipt by any Seller, the Company or any Representative of any proposal or inquiry in respect of any Acquisition Transaction.

          6.4 Publicity. None of the Sellers nor Purchaser shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of Purchaser, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange, provided that, to the extent required by applicable law, the party intending to make such release shall use its best efforts consistent with such applicable law to consult with the other party with respect to the text thereof.

          6.5 Repayment of Loans. On or prior to the Closing Date, any and all loans or other advances to the Sellers or any of their Affiliates, including any accrued and unpaid interest thereon, shall be repaid in full to the Company.

          6.6 Irrevocable Proxy. In the event that, at any time after this Agreement has been executed and the Sellers are still the owners of record of the Shares, any matters are brought before the stockholders of the Company for a vote, either at the Company's Annual Meeting of Stockholders or otherwise, the Sellers hereby irrevocably agree to (i) attend or decline to attend such meeting for purposes of determining the presence of a quorum thereat and (ii) vote the Shares at such Annual Meeting or otherwise, in each case as instructed by Purchaser. In connection therewith, the Sellers shall consult with Purchaser to receive voting instructions for each and every matter brought before the stockholders for a vote during such period, and will not under any circumstances attend such a meeting or vote the Shares other than in accordance with such instructions. The Sellers also hereby agree to cooperate with Purchaser in a similar fashion relating to any other similar matters relating to the record ownership of the Shares.

                               ARTICLE VII

                          CONDITIONS TO CLOSING

          7.1 Conditions Precedent to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable law):

          (a) all representations and warranties of the Sellers contained herein shall be true and correct as of the date hereof;

          (b) all representations and warranties of the Sellers contained herein shall be true and correct, at and as of the Closing Date with the same effect as though those representations and warranties had been made again at and as of that time;

          (c) the Sellers shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date;

          (d) Purchaser shall have been furnished with certificates (dated the Closing Date and in form and substance reasonably satisfactory to Purchaser) executed by each Seller certifying as to the fulfillment of the conditions specified in Sections 7.1(a), 7.1(b) and 7.1(c) hereof;

          (e) Certificates representing all of the Shares shall have been, or shall at the Closing be, validly delivered and transferred to Purchaser, free and clear of any and all Liens, accompanied by stock powers duly endorsed in form sufficient to permit immediate transfer of the Shares to Purchaser;

          (f) Purchaser shall have obtained all consents and waivers referred to in Section 5.3 hereof with respect to the transactions contemplated by this Agreement and the Purchaser Documents;

          (g) the Sellers shall have obtained all consents and waivers referred to in Section 4.5 hereof, in a form reasonably satisfactory to Purchaser, with respect to the transactions contemplated by this Agreement and the Seller Documents;

          (h) no Legal Proceedings shall have been instituted or threatened or claim or demand made against the Sellers, the Company, or Purchaser seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby, and there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; and

          (i) all Affiliate Loans shall have been repaid to the Company prior to the Closing Date.

          7.2 Conditions Precedent to Obligations of the Sellers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by the Sellers in whole or in part to the extent permitted by applicable law):

          (a) all representations and warranties of Purchaser contained herein shall be true and correct as of the date hereof;

          (b) all representations and warranties of Purchaser contained herein shall be true and correct in all material respects, at and as of the Closing Date, with the same effect as though those representations and warranties had been made again at and as of that date;

          (c) Purchaser shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date;

          (d) the Sellers shall have been furnished with certificates (dated the Closing Date and in form and substance reasonably satisfactory to the Sellers) executed by Purchaser certifying as to the fulfillment of the conditions specified in Sections 7.2(a), 7.2(b) and 7.2(c) hereof;

          (e) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

                               ARTICLE VIII

                        DOCUMENTS TO BE DELIVERED

          8.1 Documents to be Delivered by the Sellers. At the Closing, the Sellers shall deliver, or cause to be delivered, to Purchaser the following:

          (a) stock certificates representing the Shares, duly endorsed in blank or accompanied by stock transfer powers and with all requisite stock transfer tax stamps attached;

          (b) copies of all consents and waivers referred to in Section 7.1(f) hereof;

          (c) written evidence of the repayment to the Company of all Affiliate Loans; and

          (d) such other documents as Purchaser shall reasonably request.

          8.2 Documents to be Delivered by Purchaser. At the Closing, Purchaser shall deliver to the Sellers the following:

          (a) evidence of the wire transfers referred to in Section 2 hereof;

          (b) the Non-Recourse Promissory Notes;

          (c) the Pledge Agreement, with stock powers sufficient to permit transfer of the Shares pursuant to the provisions of such Pledge Agreement; and

          (d) such other documents as the Sellers shall reasonably request.

                                ARTICLE IX

                              MISCELLANEOUS

          9.1 Certain Definitions.

          For purposes of this Agreement, the following terms shall have the meanings specified in this Section 9.1:

          "Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person.

          "Closing" shall have the meaning ascribed to such term in
Section 3.1 hereof.

          "Closing Date" shall have the meaning ascribed to such term in
Section 3.1 hereof.

          "Contract" means any Contract, agreement, indenture, note, bond, loan, instrument, lease, commitment or other arrangement or agreement.

          "Governmental Body" means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

          "Law" means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement.

          "Legal Proceeding" means any judicial, administrative or arbitral actions, suits, proceedings (public or private), claims or governmental proceedings.

          "Lien" means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

          "Material Adverse Change" means any material adverse change in the business, properties, results of operations, prospects, condition (financial or otherwise) of the Company.

          "Material Adverse Effect" means any effect which has resulted in, or is reasonably likely to result in, a Material Adverse Change.

          "Order" means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award.

          "Permits" means any approvals, authorizations, consents, licenses, permits or certificates.

          "Person" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

          "Purchaser Documents" shall have the meaning ascribed to such term in Section 5.2 hereof.

          "Purchase Price" shall have the meaning ascribed to such term in Section 2.1 hereof.

          "Seller Documents" shall have the meaning ascribed to such term in Section 4.2 hereof.

          "Sellers' Representative" shall have the meaning ascribed to such term in Section 9.13 hereof.

          "Shares" shall have the meaning ascribed to such term in the first recital of this Agreement.

          "Taxes" means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (i) and (iii) any transferee liability in respect of any items described in clauses (i) and/or (ii).

          9.2 Payment of Sales, Use or Similar Taxes. All sales, use, transfer, intangible, recordation, documentary stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the transactions contemplated by this Agreement shall be borne by the Sellers.

          9.3 Survival of Representations and Warranties. The parties hereto hereby agree that the representations and warranties contained in this Agreement or in any certificate, document or instrument delivered in connection herewith, shall survive the execution and delivery of this Agreement, and the Closing hereunder, regardless of any investigation made by the parties hereto; provided, however, that any claims or actions with respect thereto shall terminate unless within thirty-six (36) months after the Closing Date written notice of such claims is given to the Sellers or such actions are commenced.

               9.4 Costs and Expenses. Except as otherwise provided in this Agreement, the Sellers and Purchaser shall each bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby, it being understood that in no event shall the Company bear any of such costs and expenses.

               9.5 Specific Performance. The Sellers acknowledge and agree that the breach of this Agreement would cause irreparable damage to Purchaser and that Purchaser will not have an adequate remedy at law. Therefore, the obligations of the Sellers under this Agreement, including, without limitation, the Sellers' obligation to sell the Shares to Purchaser, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

               9.6 Further Assurances. The Sellers and Purchaser each agrees to execute and deliver such other documents or agreements and to take such other action as may be reasonably necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

          9.7 Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto) represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

          9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

          9.9 Table of Contents and Headings. The table of contents and section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

          9.10 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally or mailed by certified mail, return receipt requested, to the parties (and shall also be transmitted by facsimile to the Persons receiving copies thereof) at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

               If to any Seller, to:

               John J. Donovan, Jr.
               219 Vassar Street
               Cambridge, MA 02139
               Fax:  617-441-8188

               With a copy to:

               Peabody & Arnold
               50 Rowes Wharf
               Boston, MA 02110
               Attn: William E. Kelly, Esq.
               Fax:  617-921-2125

               If to Purchaser, to:

               Avix Ventures, L.P.
               20 Shady Acres
               Darien, CT 06820
               Attn: Lennart Mengwall
               Fax:  203-655-6915

               With a copy to:

               Brobeck, Phleger & Harrison LLP
               1633 Broadway, 47th Floor
               New York, New York  10019
               Attn: Richard R. Plumridge, Esq.
               Fax:  212-586-7878

          9.11 Severability. If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.

          9.12 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by either the Sellers or Purchaser (by operation of law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided, however, that Purchaser may assign this Agreement and any or all rights or obligations hereunder (including, without limitation, Purchaser's rights to purchase the Shares and Purchaser's rights to seek indemnification hereunder) to any Affiliate of the Purchaser. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

          9.13 Sellers' Representative. John J. Donovan, Jr. and Sundar Subramaniam, acting jointly, or such other persons as shall succeed them pursuant to this Section 9.13, are hereby designated as the representatives (the "Sellers' Representative") to act for and represent the Sellers with respect to all matters arising out of Section 3.2 hereof and in those other matters with respect to which this Agreement specifies that the Sellers' Representative shall so act, as well as matters which require notice to be given to the Sellers under this Agreement. In the event of the death or incapacity of Mr. Donovan or Mr. Subramaniam, as the case may be, the surviving person, or such other person or persons as may be designated by a majority of the Sellers, shall succeed such person as the Sellers' Representative.

          9.14 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to be one and the same instrument.


          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

                                    AVIX VENTURES, L.P.

                                    By:    /s/ Lennart Mengwall
                                       ---------------------------------
                                       Name:  Lennart Mengwall
                                       Title: General Partner

                                      /s/ Sundar Subramaniam
                                    -------------------------------------
                                    Sundar Subramaniam

                                    J&S LIMITED PARTNERSHIP
                                    By: Controller Corp., Inc.,
                                            its General Partner

                                    By:    /s/ John J. Donovan, Sr.
                                       ----------------------------------
                                       Name:  John J. Donovan, Sr.
                                       Title: President

                                    HARRINGTON TRUST LIMITED,
                                    as Trustee of The Appleby Trust

                                    By:    /s/ Martin J. Phillipps
                                       ----------------------------------
                                       Name:  Martin J. Phillipps
                                       Title: Managing Director


                                    LEGACY INVESTMENT PARTNERSHIP

                                    By:    /s/ John J. Donovan, Jr.
                                       ----------------------------------
                                       Name:  John J. Donovan, Jr.
                                       Title: Managing Partner



                                      ANNEX A

                                                            Seller's
                                         Number of         Percentage
Name of Seller                         Shares Owned         Interest
--------------                         ------------        ----------
Appleby Trust                           2,722,123             35.13%


J&S Limited Partnership                   981,978             12.67%


Legacy Investment                       1,306,333             16.86%
    Partnership


Sundar Subramaniam                      2,738,437             35.34%


                   TOTALS               7,748,871            100.00%





                                EXHIBIT A

                   FORM OF NON-RECOURSE PROMISSORY NOTE

THE PROMISSORY NOTE REPRESENTED HEREBY WAS ORIGINALLY ISSUED ON APRIL ---, 1997, AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE RESOLD OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE THEREWITH OR PURSUANT TO AN EXEMPTION THEREFROM.

                       NON-RECOURSE PROMISSORY NOTE

U.S. $3,000,000                                     Boston, Massachusetts
                                                    April     , 1997

          FOR VALUE RECEIVED, the undersigned, AVIX VENTURES, L.P., a Delaware limited partnership (the "Partnership"), hereby promises to pay to the order of John J. Donovan, Jr., as agent for each of the Sellers, as defined and as enumerated on Schedule A hereto, or to any other holder of this Non-Recourse Promissory Note (the Sellers or such other holder being the "Payee"), an aggregate principal amount of THREE MILLION UNITED STATES DOLLARS (U.S. $3,000,000) on October __, 1997 (the "Maturity Date"). Such principal is payable in lawful money of the United States of America to the Payee at its principal place of business at the addresses set forth on Schedule A hereto, or at such other place as the Payee may designate from time to time in writing (such principal place of business or other place being the "Payment Place"), in cash or other immediately available funds.

          SECTION 1. Payment of Principal. (a) Scheduled Payment. On the Maturity Date, the Partnership shall pay to the Payee, in cash or other immediately available funds, the entire unpaid principal amount of this Note.

          (b) Optional Prepayment. The Partnership may, at any time and from time to time, without premium or penalty, prepay all or a portion of the unpaid principal amount of this Note, payable in cash or other immediately available funds. The Partnership shall give written notice of prepayment of this Note or any portion hereof not less than 10 but not more than 30 days prior to the date chosen for prepayment, which notice shall specify the amount thereof to be prepaid and the date fixed for prepayment. In the event that the Partnership shall prepay less than all of the outstanding principal amount of this Note, the Partnership shall deliver to the Payee upon such prepayment a replacement Note representing the remaining outstanding principal amount of this Note.

          SECTION 2. Security. For as long as any principal remains unpaid under this Note, the Partnership hereby agrees to pledge _________ shares of the Common Stock, par value $.001 per share, of OneWave, Inc., a Delaware corporation [representing 50% of all Shares being purchased] as security for the repayment of principal hereunder. If this Note is not paid in full at the Maturity Date, the Payee shall have the right to cause the Depository to liquidate such pledged shares or to transfer such pledged shares into the name of its nominee or nominees, in each case pursuant to the terms and conditions of a Pledge Agreement being executed on even date herewith. The Payee shall have no other recourse against the Partnership other than the pledged securities referred to in this Section 2.

          SECTION 3. Affirmative Covenants. For as long as any principal remains unpaid under this Note, the Partnership shall give prompt written notice to the Payee of the occurrence of any Event of Default hereunder; provided, however, that if any such Event of Default has been promptly remedied or the Partnership is diligently attempting to remedy such Event of Default (including the securing of waivers thereof), then the failure to give notice hereunder shall not in and of itself constitute an Event of Default hereunder.

          SECTION 4. Events of Default. (a) For purposes of this Note, an "Event of Default" shall be deemed to have occurred upon:

                     (i) any failure by the Partnership, after notice, to pay all or any portion of principal under this Note, when the same shall be due and payable in accordance with the terms hereof, whether on the Maturity Date, by acceleration or otherwise; or

                     (ii) any default by the Partnership in the due and punctual performance or observance of the covenant of the Partnership contained in (A) Section 3 of this Note, (B) the Pledge Agreement or (C) the Stock Purchase Agreement dated as of April __, 1997 among the Partnership and the Sellers, which failure continues unremedied for a period of 20 days after written notice of such default is given by the Payee to the Partnership; or

                     (iii) (A) the filing by the Partnership of a voluntary petition seeking liquidation, reorganization, arrangement or readjustment, in any form, of its debts under Title 11 of the United States Code (or corresponding provisions of future laws) or any other applicable bankruptcy, insolvency or similar law, or the filing by the Partnership of an answer consenting to or acquiescing in any such petition, (B) the making by the Partnership of any assignment for the benefit of its creditors, or the admission by the Partnership in writing of its inability to pay its debts as they become due, (C) the filing of (x) an involuntary petition against the Partnership under Title 11 of the United States Code, or any other applicable bankruptcy, insolvency or similar law (or corresponding provisions of future laws), (y) an application for the appointment of a custodian, receiver, trustee or other similar official for the Partnership for all or a substantial part of the assets of the Partnership or (z) an involuntary petition against the Partnership seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of the Partnership or any of the Partnership's debts under any other federal or state insolvency law, provided that any such filing shall not have been vacated, set aside or stayed within a 90 day period from the date thereof, or (D) the entry against the Partnership of a final and nonappealable order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect.

         (b) Upon the occurrence and during the continuance of any Event of Default described in Section 6(a) other than in clause (iv) thereof, the Payee may, by written notice to the Partnership, declare all or any portion of the unpaid principal amount of this Note to be immediately due and payable. Upon the occurrence of any Event of Default described in clause (iv) of Section 6(a), the unpaid principal amount of this Note shall automatically become due and payable, without any action or notice by the Payee. Demand, presentment, protest and notice of non-payment are hereby waived by the Partnership.

         SECTION 5. Waiver or Alteration. None of the provisions hereof may be waived, altered or amended, except by a written instrument signed by the Payee and the Partnership. In the case of any waiver, the Partnership and the Payee shall be restored to their former respective positions and rights hereunder, and any Event of Default waived shall be deemed to be cured and not continuing, but no such waiver shall extend to any subsequent or other Event of Default or impair any right consequent thereon except to the extent expressly provided in such waiver.

         SECTION 6. Remedies Cumulative. No failure to exercise or delay in exercising any right, remedy, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

         SECTION 7. Notices. Any notices or other communications required or permitted hereunder shall be given in writing and personally delivered with receipt acknowledged or mailed, postage prepaid, via registered mail, return receipt requested, if to the Payee, at its address set forth on Schedule A hereto or any other address notified in writing by the Payee to the Partnership, and if to the Partnership, at its address at 20 Shady Acres, Darien, CT 06820, Attention: Lennart Mengwall, or any other address notified in writing by the Partnership to the Payee. Any notice given in conformity with the foregoing shall be deemed given when personally delivered or upon the date of delivery specified in the registered mail receipt.

         SECTION 8. Governing Law. This Note shall be governed by, and construed and enforced in accordance with the laws of the Commonwealth of Massachusetts as in effect from time to time, without giving effect to any choice of laws or conflict of laws principles thereof.

         SECTION 9. Severability. If any provision of this Note is invalid or unenforceable in any jurisdiction, the other provisions hereof shall remain in full force and effect in such jurisdiction and the remaining provisions hereof shall be liberally construed in favor of the holder hereof in order to effectuate the provisions hereof and the invalidity of any provision hereof in any jurisdiction shall not affect the validity or enforceability of any other provision in any other jurisdiction, including the State of Delaware.

         SECTION 10. Costs of Collection. If the Payee is required to commence suit to recover any amount due under this Note following an Event of Default, the Payee shall be entitled to collect from the Partnership reimbursement of such reasonable attorneys' fees and expenses as may be actually incurred by the Payee at normal hourly rates of counsel selected by the Payee in collecting or attempting to collect any amount due hereunder.

         SECTION 11. Successors and Assigns; Transferability. This Note shall be binding upon and inure to the benefit of the Payee and the Partnership and their respective transferees, successors and assigns; provided, however, that the Partnership may not transfer or assign any of its rights or obligations hereunder without the prior written consent of the Payee. Within five Business Days after receipt of notice of any assignment by the Payee to any person or entity (an "Assignee") of all or any part of this Note, the Partnership shall execute and deliver to such Assignee, in exchange for the surrendered Note or Notes, a new Note to the order of such Assignee in an amount equal to the amount of this Note assigned to it, and if the Payee has retained any amount owing to it hereunder, a new Note to the order of the Payee in an amount equal to the amount retained by it hereunder, which new Note or Notes shall be dated the same date as the surrendered Note or Notes and be in substantially the form of this Note, and such Assignee will be deemed the Payee under the Note issued to it.

         SECTION 12. Replacement of Note. Upon receipt of evidence reasonably satisfactory to the Partnership of the loss, theft, destruction or mutilation of this Note, and the Partnership's receipt of an indemnity agreement of the Payee reasonably satisfactory to the Partnership, the Partnership will, at the expense of the Payee, execute and deliver, in lieu thereof, a new Note of like terms.

         SECTION 13. No Set-Off. The obligations of the Partnership under this Note are absolute and not subject to any right of set-off, counterclaim, recoupment or defenses against the Payee of any kind whatsoever.

         SECTION 14. Descriptive Headings. The descriptive headings of this Note are inserted for convenience only and do not constitute a part of this Note.


               IN WITNESS WHEREOF, each of the Partnership and the Sellers have caused this Note to be executed as of the day and year first written above.

                                    AVIX VENTURES, L.P.

                                    By:----------------------------------
                                       Name:   Lennart Mengwall
                                       Title:  General Partner


                                    -------------------------------------
                                    Sundar Subramaniam

                                    J&S LIMITED PARTNERSHIP
                                    By: Controller Corp., Inc.,
                                        its General Partner


                                    By:----------------------------------
                                       Name:  John J. Donovan, Sr.
                                       Title: President


                                    HARRINGTON TRUST LIMITED,
                                    as Trustee of The Appleby Trust


                                    By:----------------------------------
                                       Name:  Martin J. Phillipps
                                       Title: Managing Director


                                    LEGACY INVESTMENT PARTNERSHIP


                                    By:----------------------------------
                                       Name:  John J. Donovan, Jr.
                                       Title: Managing Partner




                                SCHEDULE A

                      NAMES AND ADDRESSES OF SELLERS

Harrington Trust Limited,
Trustee of The Appleby Trust
Cedar House
41 Cedar Avenue
Hamilton HM12, Bermuda

Sundar Subramaniam
219 Vassar Street
Cambridge, MA  02139

J&S Limited Partnership
219 Vassar Street
Cambridge, MA  02139

Legacy Investment Partnership
219 Vassar Street
Cambridge, MA  02139




                                EXHIBIT B

                         FORM OF PLEDGE AGREEMENT

          THIS PLEDGE AGREEMENT (the "Pledge Agreement"), dated as of April __, 1997, is made among AVIX VENTURES, L.P., a Delaware limited partnership (the "Pledgor"), the Sellers listed on Schedule A of each of the two Non-Recourse Promissory Notes, of even date herewith (the "Notes"), among the Pledgor and each of the Sellers enumerated on Schedule A thereto (the "Pledgees") and The State Street Bank & Trust Company, as depositary bank (in such capacity, the "Depositary"). All terms used but not defined herein shall have the meanings ascribed to such terms in that certain Stock Purchase Agreement, made as of the _____ day of April, 1997, by and among Avix Ventures, L.P. and Appleby Trust, by Harrington Trust Limited, as trustee, J&S Limited Partnership, Legacy Investment Partnership and Sundar Subramaniam.

         It is a condition of the Notes that the Pledgor enter into this Agreement and pledge to the Pledgees 4,843,044 shares, representing 62.5% of the Shares (the "Pledged Securities") of the Common Stock, par value $.001 per share, of OneWave, Inc., a Delaware corporation, to secure the obligations of the Pledgor described below.

         Accordingly, the parties hereto agree as follows:

         SECTION 1 Definitions.

         (a) Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

         "Deposit Account" means the special purpose restricted deposit account of the Pledgor with the Depositary established pursuant to
Section 3.

         "Financing Statements" has the meaning set forth in Section
2(c).

         "Pledged Collateral" has the meaning set forth in Section 2.

         "UCC" means the Uniform Commercial Code as the same may, from time to time, be in effect in the Commonwealth of Massachusetts; provided, however, in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of the security interest in any Pledged Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the Commonwealth of Massachusetts, the term "UCC" shall mean the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such attachment, perfection or priority and for purposes of definitions related to such provisions.

         (b) Terms Defined in UCC. Where applicable and except as otherwise defined herein, terms used in this Agreement shall have the meanings assigned to them in the UCC.

         SECTION 2 Security Interest.

         (a) Grant of Security Interest. As security for the performance of its obligations under the Notes, the Pledgor hereby pledges, assigns, transfers, hypothecates and sets over to the Pledgees, and hereby grants to the Pledgees a security interest in, all of the Pledgor's right, title and interest in, to and under (i) the Deposit Account, all Pledged Securities held therein, and any cash interest or dividends paid thereon,
(ii) all rights, interests and claims with respect to the Deposit Account, including all such rights, interest and claims under all related agreements, instruments and other documents, and in respect of all guaranties, security, letters of credit, insurance, warranties and other undertakings, (iii) all books, records and other documentation of the Pledgor related to the Deposit Account, and (iv) all proceeds of any and all of the foregoing, in each case whether presently existing or owned or hereafter arising or acquired and wherever located (collectively, the "Pledged Collateral"). Notwithstanding any other provision herein, the Pledgor shall retain its right to vote in all stockholder votes held at all times unless and until the Pledgees have directed the Depositary to transfer or deliver any of the Pledged Collateral to the Pledgees upon the occurrence of an Event of Default (as hereinafter defined).

         (b) Notice of Security Interest. In accordance with Section 8-313 of the Massachusetts UCC, written notice of the security interest of the Pledgees in the Deposit Account is hereby given to the Depositary.

         (c) Financing Statements, Etc. The Pledgor shall execute and deliver to the Pledgees at any time and from time to time, all financing statements, continuation financing statements, termination statements, notices, and all other documents and instruments (the "Financing Statements") which the Pledgees may request, in form satisfactory to the Pledgees, to perfect and continue perfected, maintain the priority of or provide notice of the pledge of and security interest in the Pledged Collateral and to accomplish the purposes of this Agreement.

         (d) Continuing Security Interest. The Pledgor agrees that this Agreement shall create a continuing security interest in and pledge of the Pledged Collateral which shall remain in effect until terminated in accordance with Section 16.

         SECTION 3 The Deposit Account; Administration of the Pledged
Collateral.

         (a) Establishment of Deposit Account. For purposes of this Agreement, the Depositary has established for the Pledgor a special purpose deposit account more fully described in Schedule 1 (the "Deposit Account") over which the Pledgees shall have exclusive control and the sole right of withdrawal. The Pledgor agrees that except as otherwise expressly provided in this Agreement, upon the irrevocable deposit of the Pledged Securities into the Deposit Account, the Pledgor shall not have any right of withdrawal with respect to such securities, or any cash interest or dividends which may accrue with respect to such securities and/or funds in the Deposit Account for so long as the obligations of the Pledgor under either or both of the Non-Recourse Promissory Notes (the "Secured Obligation") has not been performed in full. The Pledgor irrevocably waives until the termination of this Agreement in accordance with Section 16 (i) the right to make withdrawals from the Deposit Account; and (ii) the right to instruct the Depositary to honor drafts drawn against the Deposit Account.

         (b) Appointment of Depositary; Pledged Collateral. The Pledgees hereby appoints The State Street Bank & Trust Company as Depositary hereunder. The State Street Bank & Trust Company hereby agrees to act as Depositary hereunder and to accept and hold in accordance with the terms and conditions of this Agreement the Pledged Securities deposited into the Deposit Account hereunder and other Pledged Collateral transferred or delivered to it hereunder and to release such funds and other Pledged Collateral to the Pledgees pursuant to the terms and conditions hereof. The Depositary agrees to maintain the Deposit Account separately and wholly segregated from all other securities, investments, instruments and funds on deposit with or held by the Depositary.

         (c) Interest on the Deposit Account. Interest on the cash funds on deposit with the Depositary in the Deposit Account shall accrue at a rate per annum equal at all times to the rate specified by the Depositary as its money market rate and shall be paid into the Deposit Account on the fifth business day after the end of each month, including the month in which the Deposit Account is terminated. No interest shall accrue on any amount deposited into the Deposit Account if such amount is withdrawn on the date of deposit. All computations of interest in respect of the Deposit Account shall be made on the basis of a year of 365 days for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Each determination by the Depositary hereunder of a rate of interest and of any change therein and the calculation of interest payable in the absence of manifest error shall be conclusive and binding on the parties.

         (d) Statements. The Depositary shall provide to the Pledgees and the Pledgor a quarterly statement listing the balance of the Deposit Account and the other Pledged Collateral, if any, then held by the Depositary.

         (e) Pledgees's General Authority.

         (i) The Pledgees shall have the right upon the occurrence of an Event of Default, following prior written notice to the Pledgor, directly or through the Depositary, to vote and to give consents, ratifications and waivers with respect to the Pledged Collateral and exercise all rights of conversion, exchange, subscription or any other rights, privileges or options pertaining to the Pledged Collateral, as if the Pledgees were the absolute owner thereof; provided that the Pledgees shall have no duty to exercise any of the foregoing rights afforded to it and shall not be responsible to the Pledgor or any other Person for any failure to do so or delay in doing so.

         (ii) The Pledgees shall have the right, for and in the name, place and stead of the Pledgor, to execute endorsements, assignments or other instruments of conveyance or transfer with respect to all or any of the Pledged Collateral, to endorse any checks, drafts, money orders and other instruments relating thereto; upon and after the occurrence of any Event of Default, to sue for, collect, receive and give acquittance for all moneys due or to become due in connection with the Pledged Collateral and otherwise to file any claims, take any action or institute, defend, settle or adjust any actions, suits or proceedings with respect to the Pledged Collateral; and to execute any and all such other documents and instruments, and do any and all such acts and things, as the Pledgees may deem necessary or desirable to protect, collect, realize upon and preserve the Pledged Collateral, to enforce the Pledgees's rights with respect to the Pledged Collateral and to accomplish the purposes of this Agreement.

         (iii) At any time and from time to time, the Pledgees may cause any of the Pledged Collateral to be held in, or transferred into, its name or into the name of its nominee or nominees. The Pledgees shall at all times have the right to exchange uncertificated Pledged Collateral for certificated Pledged Collateral, and to exchange certificated Pledged Collateral for certificates of larger or smaller denominations, for any purpose consistent with this Agreement.

         (iv) Beyond the exercise of reasonable care by the Depositary to assure the safe custody of Pledged Collateral while held hereunder and the accounting for moneys actually received by the Pledgees or the Depositary with respect thereto, neither the Pledgees nor the Depositary shall have any duty or liability to exercise or preserve any rights, privileges or powers pertaining to the Pledged Collateral.

         (f) Appointment of Pledgees as Attorney-in-Fact. For the purpose of enabling the Pledgees to exercise its rights under this Section 3 or otherwise in connection with this Agreement, the Pledgor hereby constitutes and appoints the Pledgees (and any of the Pledgees's officers, employees or agents designated by the Pledgees) its true and lawful attorney-in-fact, with full power and authority to (i) sign any Financing Statements which must be executed or filed to perfect or continue perfected, maintain the priority of or provide notice of the pledge of and security interest in the Pledged Collateral, (ii) make any deposit or withdrawal or order any transfer of funds to or from the Deposit Account, and (iii) collect any Pledged Collateral, execute any notice, assignment, endorsement or other instrument or document, and do any and all acts and things for and on behalf of the Pledgor, which the Pledgees may deem necessary or desirable to protect, collect, realize upon and preserve the Pledged Collateral, to enforce the Pledgees's rights with respect to the Pledged Collateral and to accomplish the purposes hereof. Such appointment is coupled with an interest and irrevocable so long as the Secured Obligation has not been performed in full. The Pledgor hereby ratifies, to the extent permitted by law, all that the Pledgees shall lawfully and in good faith do or cause to be done by virtue of and in compliance with this Section 3(f).

         (g) Depositary Acts as Agent of Pledgees. The Pledgor understands and agrees that the Depositary is acting hereunder, and holding all Pledged Collateral hereunder, solely as the agent and for the benefit of, the Pledgees.

         (h) Depositary Waiver. The Depositary shall hold the Pledged Collateral free of, and hereby waives, any Liens, charges, demands, or other claims which it may have upon or with respect to the Pledged Collateral.

         (i) Concerning the Depositary. The Depositary is authorized to take such action and exercise such powers under this Agreement as are delegated to the Depositary by the terms hereof, together with such powers as are reasonably incidental thereto. The duties and obligations of the Depositary are strictly limited to those expressly provided for herein, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist against the Depositary. As to any matters not expressly provided for by this Agreement (including the timing and methods of realization upon the Pledged Collateral), the Depositary shall act or refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Pledgees, except that in the absence of such instructions the Depositary may, but shall not be required to, exercise its discretion to act or refrain from acting. The Depositary shall not be required to take any action hereunder which exposes the Depositary to liability or which is contrary to this Agreement or applicable law. Nothing in this Agreement shall, or shall be construed to, constitute the Depositary a trustee or fiduciary for the Pledgees. In performing its functions and duties hereunder, the Depositary does not assume and shall not be deemed to have assumed any obligation towards or relationship of agency or trust with or for the Pledgor. Neither the Depositary nor any affiliate thereof nor any of their respective directors, officers, employees or agents shall be liable for any action taken or omitted to be taken by it or them under or in connection with this Agreement, except for its or their own gross negligence or willful misconduct.

         (j) Resignation or Removal of Depositary.

         (i) Subject to the further provisions of this subsection (i), the Depositary may resign at any time as Depositary hereunder by its delivery to the Pledgor and the Pledgees of written notice of resignation. The Depositary may be removed by the Pledgees at any time, with or without cause, by written notice of removal delivered to the Depositary. Upon any such resignation or removal the Pledgees may, without other formality than appointment and designation in writing, appoint a successor Depositary.

         (ii) Upon acceptance by a qualified successor Depositary of its appointment hereunder, and upon payment of the retiring Depositary's accrued charges and fees hereunder, the retiring Depositary shall transmit to such successor for deposit in the Deposit Account established by such successor, all funds, if any, then on deposit in the Deposit Account, and shall deliver to such successor all other Pledged Collateral then held by it hereunder, against receipt by such successor.

         (iii) Anything herein to the contrary notwithstanding, the Depositary shall not be discharged from its duties or obligations hereunder following its resignation or removal until: (A) a successor Depositary has been appointed by the Pledgees and has accepted its appointment hereunder; (B) a new Deposit Account has been established by such successor for purposes of this Agreement; (C) all Pledged Collateral then held by the retiring Depositary hereunder have been delivered to such successor; (D) all funds maintained by the retiring Depositary in the Deposit Account, have been remitted to such successor for deposit in such new Deposit Account; (E) all notices to third parties required to be given have been given by the Pledgor; (F) all action required by the Pledgees has been taken to continue the Pledgees's perfected first priority security interest in the Pledged Collateral; and (G) such successor has executed and delivered such agreements and instruments as the Pledgor or the Pledgees may have requested in connection with such successor's appointment as Depositary.

         (iv) Any successor Depositary hereunder shall provide the Pledgor and the Pledgees with its address, telephone, and facsimile numbers, to be used for purposes of Section 7.

         (v) Any successor Depositary hereunder shall be a bank or trust company having an office in New York, New York, be a member of the Federal Reserve System and be authorized to accept deposits and offer checking account facilities.

         SECTION 4 Covenants. So long as the Secured Obligation remains unsatisfied, the Pledgor agrees that:

         (a) Preservation of Collateral. The Pledgor will do and perform all reasonable acts that may be necessary and appropriate to maintain, preserve and protect the Pledged Collateral.

         (b) Compliance with Laws, Etc. The Pledgor will comply with all laws, regulations and ordinances relating in a material way to the possession, maintenance and control of the Pledged Collateral.

         (c) Disposition of Pledged Collateral. The Pledgor will not surrender or lose possession of (other than to the Pledgees or the Depositary or, with the prior consent of the Pledgees, to any other depositary or financial intermediary), exchange, sell, convey, assign or otherwise dispose of or transfer the Pledged Collateral or any right, title or interest therein.

         (d) Liens. The Pledgor will not create, incur or permit to exist any Liens upon or with respect to the Pledged Collateral, other than the security interest of and pledge to the Pledgees created by this Agreement.

         (e) Further Assurances. The Pledgor will promptly, upon the written request from time to time of the Pledgees or the Depositary, execute, acknowledge and deliver, and file and record, all such financing statements and other documents and instruments, and take all such action, as shall be reasonably necessary to carry out the purposes of this Agreement.

         SECTION 5 Remedies.

         (a) Remedies. If an event of default occurs pursuant to the terms of the Notes (an "Event of Default"), then the Pledgees shall have, in addition to all other rights and remedies granted to it in this Agreement, all rights and remedies of a secured party under the UCC and other applicable laws.

         (b) Release of Deposit Account and Pledged Collateral to Pledgees. Upon the occurrence of the Event of Default and subject to the last sentence of this Section 5(b), the Pledgees may deliver to the Depositary a notice directing the Depositary to release all or any part of the balance of the Deposit Account to the Pledgees and transfer or deliver to the Pledgees, or dispose of, any Pledged Collateral. Upon receipt of such notice and in accordance with the Pledgees's written direction, the Depositary shall forthwith (i) pay to the Pledgees all or any portion of the cash in the Deposit Account and (ii) as to any Pledged Collateral, either (A) transfer and deliver such Pledged Collateral to the Pledgees (along with appropriate endorsements, assignments or other similar documentation) for sale or other disposition by the Pledgees or
(B) sell or otherwise dispose of such Pledged Collateral and remit to the Pledgees forthwith the proceeds of such sale or disposition. The Pledgor acknowledges and agrees that any such release of funds in the Deposit Account, or any sale or other disposition of Pledged Collateral by the Depositary or the Pledgees, may result in the liquidation of time deposits constituting all or a portion of the Pledged Collateral, whether or not such time deposits have matured and notwithstanding the fact that such liquidation may give rise to penalties or other breakage costs as a result of an early withdrawal of funds. Notwithstanding the foregoing, should the Pledgees elect to exercise its rights pursuant to this Section 5(b), such election shall be deemed to reduce any obligation of the Pledgor to pay any amounts to the Pledgees in connection with such sale of the Pledged Collateral.

         SECTION 6 Certain Waivers. The Pledgor waives, to the fullest extent permitted by law, (i) any right to require the Pledgees (A) to proceed against any Person, (B) to exhaust any other collateral or security for the Secured Obligation, (C) to pursue any remedy in the Pledgees's power, or (D) to make or give any presentments, demands for performance, notices of nonperformance, protests, notices of protests or notices of dishonor in connection with any of the Pledged Collateral; and
(ii) all claims, damages, and demands against the Pledgees arising out of the repossession, retention, sale or application of the proceeds of any sale of the Pledged Collateral.

         SECTION 7 Notices. All notices and other communications provided for hereunder shall, unless otherwise stated herein, be in writing (including by facsimile transmission) and shall be mailed, sent or delivered at or to the address or facsimile number of the respective party or parties set forth on the signature pages hereof, or at or to such other address or facsimile number as such party or parties shall have designated in a written notice to the other party or parties. All such notices and communications shall be effective (i) if delivered by hand, when delivered; (ii) if sent by mail, upon the earlier of the date of receipt or five (5) Business Days after deposit in the mail, first class (or air mail, with respect to communications to be sent to or from the United States), postage prepaid; and (iii) if sent by facsimile transmission, when sent; except that notices from the Pledgor under
Section 3 shall not be effective until actually received. Instructions for the disbursement of funds, or any other assets in the Deposit Account, shall be made only upon Depositary's receipt of written instructions, which may include instructions sent by facsimile transmission. The Depositary shall be entitled to rely upon any notices, communications or instructions that the Depositary deems to be reasonable.

         SECTION 8 No Waiver; Cumulative Remedies. No failure on the part of the Depositary or the Pledgees to exercise, and no delay in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power or privilege preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights and remedies under this Agreement are cumulative and not exclusive of any rights, remedies, powers and privileges that may otherwise be available to the Depositary or the Pledgees.

         SECTION 9 Costs and Expenses; Other Charges.

         (a) Costs and Expenses. The Pledgor agrees to pay on demand:

         (i) the reasonable out-of-pocket costs and expenses of the Depositary and any of its affiliates, and the reasonable fees and disbursements of counsel to the Depositary, in connection with the negotiation, preparation, execution, delivery and administration of this Agreement, and any amendments, modifications or waivers of the terms thereof, and the custody of the Pledged Collateral;

         (ii) all title, appraisal (including the allocated cost of internal appraisal services), survey, audit, consulting, search, recording, filing and similar costs, fees and expenses incurred or sustained by the Pledgees, the Depositary or any of their respective Affiliates in connection with this Agreement or the Pledged Collateral; and

         (iii) all costs and expenses of the Pledgees, the Depositary and their respective Affiliates, and the fees and disbursements of counsel (including the allocated costs of internal counsel), in connection with the enforcement or attempted enforcement of, and preservation of any rights or interest under, this Agreement, any out-of-court workout or other refinancing or restructuring or in any bankruptcy case, and the protection, sale or collection of, or other realization upon, any of the Pledged Collateral, including any and all losses, costs and expenses sustained by the Pledgees or the Depositary as a result of any failure by the Pledgor to perform or observe its obligations contained herein.

         (b) Interest. Any cash amounts payable to the Pledgees or the Depositary under this Section 9 or otherwise under this Agreement if not paid upon demand shall bear interest from the date of such demand until paid in full, at the prime rate of interest then being charged by the Depositary.

         SECTION 10 Binding Effect. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Pledgor, the Depositary and the Pledgees and their respective successors and assigns.

         SECTION 11 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE COMMONWEALTH OF
MASSACHUSETTS, EXCEPT AS REQUIRED BY MANDATORY PROVISIONS OF LAW AND TO THE EXTENT THE VALIDITY OR PERFECTION OF THE SECURITY INTERESTS
HEREUNDER, OR THE REMEDIES HEREUNDER, IN RESPECT OF ANY PLEDGED
COLLATERAL ARE GOVERNED BY THE LAW OF A JURISDICTION OTHER THAN THE COMMONWEALTH OF MASSACHUSETTS.

         SECTION 12 Entire Agreement; Amendment.

         (a) Entire Agreement. This Agreement constitutes the entire agreement of the Pledgor, the Pledgees and the Depositary with respect to the matters set forth herein and supersedes any prior agreements, commitments, discussions and understandings, oral or written, with respect thereto.

         (b) Amendments and Waivers. This Agreement may not be amended except by a writing signed by the Pledgor, the Depositary and the Pledgees. No waiver of any rights of the Pledgees under any provision of this Agreement or consent to any departure by the Pledgor or the Depositary therefrom shall be effective unless in writing and signed by the Depositary and the Pledgees. Any such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

         SECTION 13 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under all applicable laws and regulations. If, however, any provision of this Agreement shall be prohibited by or invalid under any such law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation, or, if for any reason it is not deemed so modified, it shall be ineffective and invalid only to the extent of such prohibition or invalidity without affecting the remaining provisions of this Agreement, or the validity or effectiveness of such provision in any other jurisdiction.

         SECTION 14 Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement.

         SECTION 15 No Inconsistent Requirements. The Pledgor acknowledges that this Agreement may contain covenants and other terms and provisions variously stated regarding the same or similar matters, and agrees that all such covenants, terms and provisions are cumulative and all shall be performed and satisfied in accordance with their respective terms.

         SECTION 16 Termination.

         (a) Upon the performance in full of the Pledgor's obligations under the Non-Recourse Promissory Note in the aggregate principal amount of $3,000,000, this Agreement shall terminate with respect to 2,905,827 of the shares of Common Stock of the Company and the Pledgees shall promptly instruct the Depositary in writing, which may include instructions sent by facsimile transmission, to give the Pledgor full access to and control over such shares of Common Stock, and each of the Pledgees and the Depositary shall execute and deliver to the Pledgor such documents and instruments reasonably requested by the Pledgor as shall be necessary to evidence termination of the security interests given by the Pledgor to the Pledgees hereunder relating to such shares. Upon such an occurrence, the defined term Pledged Securities shall be re-defined to mean 1,937,217 shares of Common Stock of the Company.

         (b) Upon the performance in full of the Pledgor's obligations under both the Non-Recourse Promissory Note in the aggregate principal amount of $3,000,000 and the Non-Recourse Note in the aggregate principal amount of $2,000,000, this Agreement shall terminate and the Pledgees shall promptly instruct the Depositary in writing, which may include instructions sent by facsimile transmission, to give the Pledgor full access to and control over the Deposit Account and to transfer or deliver, or cause to be transferred or delivered, to the Pledgor any Pledged Collateral held by or for the Depositary, and each of the Pledgees and the Depositary shall execute and deliver to the Pledgor such documents and instruments reasonably requested by the Pledgor as shall be necessary to evidence termination of all security interests given by the Pledgor to the Pledgees hereunder.


         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, as of the date first above written.

                                       THE PLEDGOR

                                       AVIX VENTURES, L.P.


                                       By:--------------------------------
                                          Name:  Lennart Mengwall
                                          Title: General Partner

                                       THE DEPOSITARY

                                       THE STATE STREET BANK & TRUST COMPANY


                                       By:--------------------------------
                                          Name:
                                          Title:


                                       THE PLEDGEES


                                       -----------------------------------
                                              Sundar Subramaniam


                                       J&S LIMITED PARTNERSHIP
                                       By: Controller Corp., Inc.,
                                             its General Partner

                                       By:-------------------------------
                                          Name:  John J. Donovan, Sr.
                                          Title: President


                                       HARRINGTON TRUST LIMITED,
                                         as Trustee of The Appleby Trust


                                       By:-------------------------------
                                          Name:  Martin J. Phillipps
                                          Title: Managing Director

                                       LEGACY INVESTMENT PARTNERSHIP


                                       By:-------------------------------
                                          Name:  John J. Donovan, Jr.
                                          Title: Managing Partner




                                SCHEDULE 1
                         to the Pledge Agreement

                             DEPOSIT ACCOUNT




                               SCHEDULE 4.4

                                  LIENS

The Shares owned by J&S Limited Partnership are pledged to The State Street Bank & Trust Company, Boston, Massachusetts.

120,000 of the Shares owned by Appleby Trust are pledged to Permal Private Equity Partners and Private Equity Partners.




                               SCHEDULE 4.5

                        RELATED PARTY TRANSACTIONS

1. The Company has sold software licenses and was engaged to develop applications as subcontractor for Hewlett-Packard Company in connection with the development of vertical applications for Internet Business Systems Incorporated ("IBS"). Mr. Subramaniam and John J. Donovan, Sr. are directors of IBS, and 50% of the outstanding voting stock of IBS is owned by a limited liability company of which trusts for the benefit of Mr. Subramaniam and members of the Donovan family are members and Controller Corp., Inc. (the general partner of J&S Limited Partnership) is the manager. The parties contemplated that substantially all of the funding for such licenses and services would be provided by IBS and other entities affiliated with the Sellers. The licensed software has not been delivered to IBS and, to the Sellers' knowledge, the development of the applications has not been satisfactorily completed. IBS and J&S Limited Partnership are engaged in discussions with Hewlett-Packard Company and the Company regarding this project.

2. International Integration Incorporated, of which Mr. Subramaniam and a partnership between Mr. Subramaniam and The Appleby Trust are stockholders, has acted as a reseller of the Company's products.

3. Several entities affiliated with the Sellers held licenses for use and/or resale of the Company's products. The Company has demanded that all affiliates of the Sellers terminate their use of the Company's products.




                               SCHEDULE 4.8

                            FINANCIAL ADVISORS

None





                                                                EXHIBIT B

                         JOINT FILING AGREEMENT

In accordance with Rule 13-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.001 per share, of OneWave, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 28th day of April, 1997.



                                          /s/ Sundar Subramaniam
                                              -------------------------
                                              Sundar Subramaniam


                                       LEGACY INVESTMENT PARTNERSHIP


                                       By:/s/ John J. Donovan, Jr.
                                             -------------------------
                                              John J. Donovan, Jr.
                                              Managing Partner


                                       By:/s/ James H. Donovan
                                              -------------------------
                                              James H. Donovan


                                       By:/s/ Carolyn S. Donovan
                                              -------------------------
                                              Carolyn S. Donovan


                                       By:/s/ Maureen D. Lantz
                                              -------------------------
                                              Maureen D. Lantz


                                       By:/s/ Rebecca M. Donovan
                                              -------------------------
                                              Rebecca M. Donovan


                                       J&S LIMITED PARTNERSHIP


                                       By: CONTROLLER CORP., INC.
                                           General Partner


                                       By:/s/ John J. Donovan, Sr.
                                              -------------------------
                                              John J. Donovan, Sr.
                                               President


                                      HARRINGTON TRUST LIMITED, as
                                      Trustee of the APPLEBY TRUST


                                      By:/s/ Martin Phillipps
                                             -------------------------
                                             Martin Phillipps
                                             Managing Director





                                                                                                   EXHIBIT C


                               RESIDENCE OR                   PRINCIPAL OCCUPATION      STATE OF INCORPORATION
            NAME               BUSINESS ADDRESS               OR EMPLOYMENT             OR CITIZENSHIP


Sundar Subramaniam             219 Vassar Street              Consultant, Cambridge     India
                               Cambridge, MA  02139           Technology Group

Legacy Investment              219 Vassar Street              Venture Capital           Massachusetts
 Partnership                   Cambridge, MA  02139           Investment

John J. Donovan, Jr.           219 Vassar Street              Manager of Strategic      United States of America
                               Cambridge, MA  02139           Relations, Cambridge
                                                              Technology Group

James H. Donovan               53 State Street                Investment Banker,        United States of America
                               Boston, MA  02109              Goldman Sachs & Co.

Carolyn S. Donovan             2809 Boston Street #356        Resident M.D., Johns      United States of America
                               Baltimore, MD  21224           Hopkins Hospital,
                                                              Baltimore, MD

Maureen D. Lantz               232 Powder Mill Road           Housewife                 United States of America
                               Concord, MA  01742

Rebecca M. Donovan             5537 North Military Trail      Business School           United States of America
                               #1906                          Graduate
                               Boca Raton, FL  33496

J&S Limited Partnership        219 Vassar Street              Investment Partnership    Massachusetts
                               Cambridge, MA  02139

Controller Corp., Inc.         219 Vassar Street              General Partner of        Massachusetts
                               Cambridge, MA  02139           J&S

John J. Donovan, Sr.           219 Vassar Street              Chairman, Cambridge       United States of America
                               Cambridge, MA  02139           Technology Group

Harrington Trust Limited,      Cedar House                    Trustee                   Bermuda
as Trustee of  The Appleby     41 Cedar Avenue
Trust                          Hamilton, Bermuda  HM12




                                                 SCHEDULE I

                                  BENEFICIAL OWNERSHIP OF REPORTING PERSONS

                                                                                     NUMBER OF          NUMBER OF
                                 NUMBER AND        NUMBER OF        NUMBER OF       SHARES SOLE       SHARES SHARED
                                 PERCENTAGE       SHARES SOLE      SHARES SHARED      POWER TO          POWER TO
                                  OF SHARES      POWER TO VOTE       POWER TO        DISPOSE OR        DISPOSE OR
                                 BENEFICIALLY      OR DIRECT       VOTE OR DIRECT    DIRECT THE        DIRECT THE
         NAME                       OWNED          THE VOTE          THE VOTE       DISPOSITION        DISPOSITION

Sundar Subramaniam (1)            2,738,437        2,738,437           0              2,738,437          0
                                   (18.5%)


Legacy Investment Partnership     1,306,333        1,306,333           0              1,306,333          0
                                   (8.8%)


John J. Donovan, Jr. (2) (9)      261,266.6        0                   1,306,333      0                  1,306,333
                                   (1.8%)


James H. Donovan (3) (9)          261,266.6        0                   1,306,333      0                  1,306,333
                                   (1.8%)


Carolyn S. Donovan (4) (9)        261,266.6        0                   1,306,333      0                  1,306,333
                                   (1.8%)


Maureen D. Lantz (5) (9)          261,266.6        0                   1,306,333      0                  1,306,333
                                   (1.8%)


Rebecca M. Donovan (6) (9)         261,266.6       0                   1,306,333      0                  1,306,333
                                  (1.8%)


J&S Limited Partnership           981,978          981,978             0              981,978            0
                                   (6.6%)


Controller Corp., Inc. (7)        0                981,978             0              981,978            0
                                   (N/A)


John J. Donovan, Sr. (8)          490,989          981,978             0              981,978            0
                                   (3.3%)


Harrington Trust Limited, as      2,722,123        2,722,123           0              2,722,123          0
Trustee of The Appleby Trust      (18.4%)
(9)


----------------------


        1. Sundar Subramaniam holds a 50% beneficial interest in J&S which holds 981,978 shares of Common Stock. Mr. Subramaniam exercises no voting or investment power over the shares held by J&S, and he disclaims beneficial ownership thereof.

        2. John J. Donovan, Jr. disclaims beneficial ownership of four-fifths of the shares of Common Stock held by Legacy which represents the proportionate interest of the other general partners of Legacy. The filing of this Schedule 13D shall not be construed as an admission that John J. Donovan, Jr. is, for the pur-poses of Sections 13(d) or 13(g) under the Act, the beneficial owner of four-fifths of the shares of Common Stock held by Legacy.

        3. James H. Donovan disclaims beneficial ownership of four-fifths of the shares of Common Stock held by Legacy which represents the proportionate interest of the other general partners of Legacy. The filing of this
               Schedule 13D shall not be construed as an admission that James H. Donovan is, for the purposes of Sec-tions 13(d) or 13(g) under the Act, the beneficial owner of four-fifths of the shares of Common Stock held by Legacy.

        4. Carolyn S. Donovan disclaims beneficial ownership of four-fifths of the shares of Common Stock held by Legacy which represents the proportionate interest of the other general partners of Legacy. The filing of this Schedule 13D shall not be construed as an admis-sion that Carolyn S. Donovan is, for the purposes of Sections 13(d) or 13(g) under the Act, the beneficial owner of four-fifths of the shares of Common Stock held by Legacy.

        5. Maureen D. Lantz disclaims beneficial ownership of four-fifths of the shares of Common Stock held by Legacy which represents the proportionate interest of the other general partners of Legacy. The filing of this
               Schedule 13D shall not be construed as an admission that Maureen D. Lantz is, for the purposes of Sec-tions 13(d) or 13(g) under the Act, the beneficial owner of four-fifths of the shares of Common Stock held by Legacy.

        6. Rebecca M. Donovan disclaims beneficial ownership of four-fifths of the shares of Common Stock held by Legacy which represents the proportionate interest of the other general partners of Legacy. The filing of this Schedule 13D shall not be construed as an admis-sion that Rebecca M. Donovan is, for the purposes of Sections 13(d) or 13(g) under the Act, the beneficial owner of four-fifths of the shares of Common Stock held by Legacy.

        7.     Controller Corp., Inc., as the sole General Partner of
               J&S, disclaims beneficial ownership of the shares of Common Stock held by J&S. The filing of this Schedule
               13D shall not be construed as an admission that Controller Corp., Inc. is, for the purposes of Section 13(d) or 13(g) under the Act, the beneficial owner of the shares of Common Stock held by J&S.

        8. John J. Donovan, Sr. is a limited partner of J&S and the sole stockholder of the sole general partner of J&S. He disclaims beneficial ownership of 490,989 shares of Common Stock, representing the portion of the shares held by J&S that constitute the beneficial interest of the other limited partner of J&S. The filing of this Schedule 13D shall not be construed as an admission that John J. Donovan, Sr. is, for the purposes of Sections 13(d) or 13(g) under the Act, the beneficial owner of the portion of the shares of Common Stock held by J&S representing the beneficial interest of the other limited partner of J&S. See footnote 1 above for information with respect to Sundar
               Subramaniam, the other limited partner of J&S.

        9. Harrington Trust Limited, as Trustee of the Appleby Trust ("Harrington"), act solely as trustee. Harrington disclaims beneficial ownership of the 2,722,123 shares of Common Stock held by The Appleby Trust. The filing of this Schedule 13D shall not be construed as an admission that Harrington is, for the purposes of Sections 13(d) or 13(g) under the Act, the beneficial owner of 2,722,123 shares of Common Stock held by Harrington. The beneficiaries of the Trust (who exercise no voting or investment power over the shares of Common Stock held by Harrington Trust Limited, as Trustee of the Trust) are John J. Donovan, Jr., James H. Donovan, Carolyn S. Donovan, Maureen D. Lantz and Rebecca M. Donovan.